CUSIP No. 00002 75591

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 Schedule 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                      American Mobile Systems Incorporated
                      ------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                  00002 75591
                                  -----------
                                 (CUSIP Number)

                             Stephen M. Brett, Esq.
                           Tele-Communications, Inc.
                                Terrace Tower II
                                5619 DTC Parkway
                           Englewood, Colorado  80111
                                 (303) 267-4800
                                 --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 25, 1995
            (Date of Event which Requires Filing of this Statement)
          -----------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box[ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 00002 75591

- --------------------------------------------------------------------------------
     (1)  Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

     Tele-Communications, Inc.
     84 - 1260157
- --------------------------------------------------------------------------------
     (2)  Check the Appropriate Box if a Member of a Group
                                                            (a)  [ ]
                                                            (b)  [X]
- --------------------------------------------------------------------------------
     (3)  SEC Use Only
- --------------------------------------------------------------------------------
               (4)  Source of Funds

- --------------------------------------------------------------------------------
     (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)
                                [ ]
- --------------------------------------------------------------------------------
     (6)  Citizenship or Place of Organization

          Delaware
- --------------------------------------------------------------------------------

 Number of       (7)  Sole Voting Power
Shares Bene-          ----------------------------------------------------------
  ficially       (8)  Shared Voting Power                     2,668,734
 Owned by             ----------------------------------------------------------
Each Report-     (9)  Sole Dispositive Power
 ing Person           ----------------------------------------------------------
   With         (10)  Shared Dispositive Power                2,668,734
- --------------------------------------------------------------------------------
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person

               2,668,734
- --------------------------------------------------------------------------------
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]

          Does not include any shares beneficially owned by Nextel
          Communications, Inc., as to which shares the Reporting Person expressly disclaims beneficial ownership.
- --------------------------------------------------------------------------------
     (13) Percent of Class Represented by Amount in Row (11)

               37%
- --------------------------------------------------------------------------------
     (14)  Type of Reporting Person

               HC, CO
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CUSIP No. 00002 75591

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                               (Amendment No. 1)

                                  Statement of

                           TELE-COMMUNICATIONS, INC.

                        Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934
                                 in respect of

                      AMERICAN MOBILE SYSTEMS INCORPORATED
                         (Commission File No. 0-14002)

                   ------------------------------------------

     This Schedule 13D/A (Amendment No. 1) amends, in its entirety (with the exception of all previously filed exhibits), the following Items to the Schedule 13D filed by Tele-Communications, Inc., a Delaware corporation (the "Reporting Person") with the Securities and Exchange Commission on August 11, 1994 (as amended, the "Schedule 13D") in respect of its beneficial ownership of the Common Stock, par value $.01 per share, of American Mobile Systems Incorporated. Certain capitalized terms used herein but not otherwise defined herein have the meanings previously given to them in the Schedule 13D.

ITEM 1.   Security and Issuer.
          -------------------

     The class of equity securities to which this Schedule 13D relates is the common stock, par value $.01 per share (the "Common Stock"), of American Mobile Systems Incorporated, a Delaware corporation (the "Issuer" or the "Company"), which has its principal executive offices at 20920-C Warner Center Lane, Woodland Hills, California 91367-5002.

ITEM 4.   Purpose of Transaction.
          ----------------------

     In connection with an Agreement and Plan of Merger, dated as of April 25, 1995 (the "Merger Agreement"), by and among the Company, Nextel Communications, Inc., a Delaware corporation ("Nextel"), and Mobile Communications of Florida, Inc., a Delaware corporation and a wholly owned subsidiary of Nextel, the Reporting Person entered into a certain letter agreement, dated as of April 25, 1995 (the "Voting Agreement"), with Nextel. The Voting Agreement provides for the Reporting Person to vote (and grant an irrevocable proxy to Nextel to vote) its shares of Common Stock in favor of the transactions contemplated by the Merger Agreement as a result of which the Company will become a wholly owned subsidiary of Nextel (the "Merger").
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CUSIP No. 00002 75591

Pursuant to the Voting Agreement, the Reporting Person has also agreed, among other things, (i) not to encourage other stockholders of the Company to vote against the Merger, abstain from voting with respect to the Merger or attempt to exercise any statutory appraisal or similar rights in connection with the Merger; (ii) to vote against any alternative transaction (a "Competing Transaction") to the Merger except a transaction proposed by Nextel (a "Qualifying Transaction"); (iii) to vote for any Qualifying Transaction; and
(iv) not to facilitate any Competing Transaction.

     The Reporting Person has agreed that it will not sell its shares of Common Stock during the term of the Voting Agreement, except in certain limited circumstances (in which case the Reporting Person will be required to offer to sell such shares to Nextel). The Voting Agreement terminates upon the earliest to occur of (i) the consummation of the Merger, (ii) the termination of the Merger Agreement, (iii) the consummation of a Qualifying Transaction, and (iv) April 25, 1996.

     The foregoing description of the Voting Agreement is only a summary of certain of the terms and provisions thereof and is qualified in its entirety by the complete text of the Voting Agreement, which has been filed as an exhibit hereto and is hereby incorporated by reference for all purposes.

     Except as described in this Item 4, the Reporting Person does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Company, or any disposition of securities of the Company; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) any changes in the Company's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Company; (ix) any termination of registration pursuant to section 12(g)(4) of the Exchange Act of a class of equity securities of the Company; or (x) any action similar to any of those enumerated above.

     Notwithstanding the foregoing, the Reporting Person may determine to change its investment intent with respect to the Company at any time in the future. In reaching any conclusion as to its future course of action, the Reporting Person will take into consideration various factors, such as the Company's business and prospects, other developments concerning the Company, other business opportunities available to the Reporting Person, developments with respect to the business of the Reporting Person, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock of the Company. The Reporting Person reserves the right, depending on other relevant factors, to acquire additional shares of Common Stock of the Company in open market or privately negotiated transactions,
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CUSIP No. 00002 75591

to dispose of all or a portion of its holdings of shares of Common Stock of the Company or to change its intention with respect to any or all of the matters referred to in this Item.

ITEM 5.   Interest in Securities of the Issuer.
          ------------------------------------

     (a) The Reporting Person beneficially owns 2,668,734 shares of Common Stock, which represents 37% of the outstanding shares of Common Stock, based upon the number of outstanding shares of Common Stock reported in the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1994.

     (b) As a result of certain provisions of the Voting Agreement, the Reporting Person may be deemed to share voting power and dispositive power with Nextel as to the 2,668,734 shares of Common Stock beneficially owned by the Reporting Person. The information contained in the first, second and third paragraphs of Item 4 above is hereby incorporated by reference.

     (c) Except as otherwise reported herein, neither the Reporting Person nor, to its knowledge, any of the Schedule I Persons has executed any transactions with respect to the Common Stock of the Company during the past sixty (60) days.

     (d) Not applicable.

     (e) Not applicable.


ITEM 6.   Contracts, Arrangements, Understandings or Relationships with respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

     There are presently no contracts, arrangements, understandings or relationships among the Reporting Person and other persons with respect to the Common Stock of the Company, except as disclosed below:

     The information contained in the first, second and third paragraphs of
Item 4 above is hereby incorporated by reference.

     The Company and Nextel previously entered into a Stock Purchase Agreement, originally dated as of August 25, 1993 (as amended, the "Stock Purchase Agreement"), pursuant to which Nextel had agreed to purchase a majority equity interest in the Company. The Stock Purchase Agreement provides that prior to the initial closing thereunder Nextel and the Reporting Person will enter into an agreement pursuant to which Nextel will agree that, for so long as Old TCI continues to beneficially own more than 5% of the outstanding Common Stock, Nextel will vote all of the shares of Common Stock beneficially owned by it in favor of the election of one designee of TCI to the Board of Directors of the Company. Upon the signing of the Merger Agreement, the Stock Purchase Agreement was terminated and superseded, subject to the Stock Purchase Agreement being automatically returned to full force and effect if the Merger Agreement is terminated in certain circumstances.
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CUSIP No. 00002 75591

ITEM 7.      Material to be Filed as Exhibits.
             --------------------------------

Exhibit No.    Description
- -----------    -----------

      99.1 Letter, dated as of April 25, 1995, from Tele-Communications, Inc. to Nextel Communications, Inc.
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CUSIP No. 00002 75591

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:   May 3, 1995                 TELE-COMMUNICATIONS, INC.
       -----------------------


                                     By: /s/ Stephen M. Brett
                                        ----------------------------
                                        Stephen M. Brett
                                        Executive Vice President and
                                        General Counsel
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CUSIP No. 00002 75591
                                 EXHIBIT INDEX

Exhibit No.  Description
- -----------  -----------

 99.1        Letter, dated as of April 25, 1995, from Tele-Communications, Inc.
             to Nextel Communications, Inc.